Rule 424(b)(2)
Registration Statement No. 333-131159
Fixed Rate Notes: CUSIP 125581AZ1; ISIN US125581AZ19; Common Code 025307291
Floating Rate Notes: CUSIP 125581BA5; ISIN US125581BA58; Common Code 025291859

PRICING SUPPLEMENT NO. 7
Dated April 24, 2006 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$1,100,000,000

CIT GROUP Inc.
$750,000,000 5.60% Senior Notes Due April 27, 2011
$350,000,000 Floating Rate Senior Notes Due April 27, 2011

Joint Lead Managers

Barclays Capital	Bear, Stearns & Co. Inc.	Merrill Lynch & Co.

Co-Managers

Banc of America Securities LLC	Credit Suisse	HSBC

LaSalle Capital Markets	Morgan Stanley	Wachovia Securities

Junior Co-Managers

BNY Capital Markets, Inc.		Daiwa Securities SMBC Europe

Lloyds TSB		Mizuho International plc

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)

5.60% Senior Notes due April 27, 2011	$750,000,000	99.97%	$80,250
Floating Rate Senior Notes due April 27, 2011	$350,000,000	100.000%	$37,450

(1) This Registration Fee is calculated pursuant to Rule 457(o) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$750,000,000 in Fixed Rate Notes;
$350,000,000 in Floating Rate Notes.

Proceeds to Corporation:	99.62%, or $747,150,000, for the Fixed Rate Notes;
99.65%, or $348,775,000, for the Floating Rate Notes.

Underwriters’ Commission:	0.35%, or $2,625,000, for the Fixed Rate Notes;
0.35%, or $1,225,000, for the Floating Rate Notes.

Issue Price:	99.97%, or $749,775,000, for the Fixed Rate Notes;
100.00%, or $350,000,000 for the Floating Rate Notes.

Original Issue Date:	April 27, 2006, for each of the Fixed Rate Notes and the Floating Rate Notes.

Maturity Date:

April 27, 2011 for each of the Fixed Rate Notes and the Floating Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date this payment was due, and no interest will accrue as a result of this delayed payment.

Interest Rate for Fixed Rate Notes:	The Fixed Rate Notes will bear interest at an annual rate of 5.60%.

Interest Rate Basis for the Floating Rate Notes:	LIBOR Telerate.

Index Maturity for the Floating Rate Notes:	Three months.

Spread for the Floating Rate Notes:	+23 basis points (0.23%).

Interest Rate Calculation for the Floating Rate Notes:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate for the Floating Rate Notes:	LIBOR Telerate determined two London Business Days prior to the Original Issue Date plus the Spread.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the case may be, on or about April 27, 2006.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates for the Floating Rate Notes:

Quarterly on January 27, April 27, July 27, and October 27 of each year, commencing on July 27, 2006, provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:

Interest will be paid on the Fixed Rate Notes on the Maturity Date and semiannually on April 27 and October 27 of each year, commencing on October 27, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Interest will be paid on the Floating Rate Notes on the Maturity Date and quarterly on January 27, April 27, July 27, and October 27 of each year, commencing on July 27, 2006, provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a Business Day, except that if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day.

Accrual of Interest:

For the Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Accrued interest with respect to the Floating Rate Notes will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Determination Date for the Floating Rate Notes:	Two London Business Days prior to each Interest Reset Date.

Calculation Date for the Floating Rate Notes:	The earlier of (i) the fifth Business Day after each Interest Determination Date, or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Maximum Interest Rate for the Floating Rate Notes:	Maximum rate permitted by New York law.

Minimum Interest Rate for the Floating Rate Notes:	0.0%.

Exchange Listing:	None.

Other Provisions:	“Fixed Rate Notes” means the $750,000,000 5.60% Senior Notes Due April 27, 2011.

“Floating Rate Notes” means the $350,000,000 Floating Rate Senior Notes Due April 27, 2011, and together with the Fixed Rate Notes, the “Notes.”

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and with respect to the Floating Rate Notes, a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Trustee, Registrar, Authenticating Agent, U.S. Calculation Agent and U.S. Paying Agent:	JPMorgan Chase Bank, N.A.

CUSIP:	125581AZ1 for the Fixed Rate Notes; 125581BA5 for the Floating Rate Notes.

ISIN:	US125581AZ19 for the Fixed Rate Notes; US125581BA58 for the Floating Rate Notes.

Common Code:	025307291 for the Fixed Rate Notes; 025291859 for the Floating Rate Notes.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of April 24, 2006, with the Underwriters named below, for whom Barclays Capital Inc., Bear, Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount of

	Fixed Rate Notes	Floating Rate Notes

Barclays Capital Inc.	$195,000,000	$91,000,000
Bear, Stearns & Co. Inc.	195,000,000	91,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	195,000,000	91,000,000
Banc of America Securities LLC	22,500,000	10,500,000
Credit Suisse Securities (USA) LLC	22,500,000	10,500,000
HSBC Securities (USA) Inc.	22,500,000	10,500,000
LaSalle Financial Services, Inc.	22,500,000	10,500,000
Morgan Stanley & Co. Incorporated	22,500,000	10,500,000
Wachovia Capital Markets, LLC	22,500,000	10,500,000
BNY Capital Markets, Inc.	7,500,000	3,500,000
Daiwa Securities SMBC Europe Limited	7,500,000	3,500,000
Lloyds TSB Bank plc	7,500,000	3,500,000
Mizuho International plc	7,500,000	3,500,000

Total	$750,000,000	$350,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering prices set forth on page one of this pricing supplement, and to certain dealers at a price less a concession not in excess of 0.20% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.10% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Daiwa Securities SMBC Europe Limited, Lloyds TSB Bank plc and Mizuho International plc are not U.S. registered broker-dealers and, therefore, to the extent they intend to effect any sales of the Notes in the United States, they will each do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the “Offering Documents”) (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

OFFERING RESTRICTIONS

          People’s Republic of China

          Each Underwriter has represented and agreed that it has not and will not circulate or distribute this pricing supplement in the People’s Republic of China (PRC) and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any Notes to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan. Neither this pricing supplement nor any advertisement or other offering material may be distributed or published and no offer or sale of any Notes may be made in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

          Hong Kong

          Each Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ‘‘prospectus’’ as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

          Malaysia

          No prospectus or other offering documents has been or will be registered with the Securities Commission under the Securities Commission Act 1993 in respect of the Notes. Each Underwriter has represented and agreed that the Notes will only be offered for sale to non-residents of Malaysia (being persons who are not citizens or permanent residents of Malaysia and who do not engage in a trade or business in Malaysia and includes any offshore company incorporated under the OCA 1990 and any foreign offshore company registered under the OCA 1990) and that this Prospectus or any other offering document or material relating to the Notes will not be distributed or circulated, whether directly or indirectly, to residents of Malaysia.

          Japan

          The Notes have not been and will not be registered under the Securities and Exchange Law of Japan. The Notes purchased may not be transferred directly or indirectly in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) except that they may be transferred to qualified institutional investors as defined under the Securities and Exchange Law of Japan.

          Singapore

          Each Underwriter has acknowledged that this pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Each Underwriter has further represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the Notes from or through that Underwriter, namely a person which is:

(a)

a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes under Section 275 except:

(1)

to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

	(2)	where no consideration is given for the transfer; or

	(3)	by operation of law.